Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175050

Prospectus Supplement No. 2

(to prospectus dated July 6, 2011)

This Prospectus Supplement No. 2 supplements and amends the prospectus dated July 6, 2011, or the Original Prospectus, and the other Prospectus Supplement thereto, dated July 27, 2011, which we refer to collectively as the Prospectus. The Prospectus relates to the sale of an aggregate of 6,412,500 shares of our common stock, par value $0.0001 per share, by the selling stockholders identified in the Original Prospectus, including their transferees, pledgees, donees or successors.

On August 5, 2011, we filed with the Securities and Exchange Commission a Current Report on Form 8-K relating to our agreement with the United States Food and Drug Administration under the Special Protocol Assessment process. The information set forth below supplements and amends the information contained in the Prospectus. This Prospectus Supplement No. 2 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the Prospectus.

The selling stockholders may sell their shares of common stock from time to time at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. We will not receive any proceeds from the sale of common stock by the selling stockholders, other than as a result of the exercise of warrants held by the selling stockholders for cash.

No underwriter or other person has been engaged to facilitate the sale of shares of our common stock in this offering. We have paid the cost of registering the shares of common stock covered by the Prospectus as well as various related expenses. The selling stockholders are responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of their shares of common stock.

Our common stock is traded on the NASDAQ Global Market under the symbol “TSRX.” On August 4, 2011, the closing sale price of our common stock on the NASDAQ Global Market was $7.27 per share.

This investment involves risks. See “Risk Factors” on page 11 of the Original Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 2 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is August 5, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 5, 2011

TRIUS THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34828	20-1320630
(State of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification Number)

6310 Nancy Ridge Drive, Suite 101

San Diego, CA

(Address of principal executive offices)

92121

(Zip code)

(858) 452-0370

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On August 5, 2011, Trius Therapeutics, Inc. issued a press release announcing that it has reached agreement with the United States Food and Drug Administration, under the Special Protocol Assessment process, on the design of its planned Phase 3 study for the intravenous and oral dosage forms of torezolid phosphate for treatment of acute bacterial skin and skin structure infections, or ABSSSI. A copy of the press release is filed as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release dated August 5, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Trius Therapeutics, Inc.

Dated: August 5, 2011	By:	/S/ John P. Schmid
	Name:	John P. Schmid
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press Release dated August 5, 2011

Exhibit 99.1

TRIUS THERAPEUTICS OBTAINS SPECIAL PROTOCOL ASSESSMENT WITH FDA FOR SECOND PHASE 3 STUDY OF TOREZOLID PHOSPHATE

Study Will Examine Efficacy and Safety of IV and Oral Dosing of Torezolid Phosphate in Patients with ABSSSI

San Diego, CA, August 5, 2011 – Trius Therapeutics, Inc. (NASDAQ: TSRX) announced today that it has reached agreement with the United States Food and Drug Administration (FDA), under the Special Protocol Assessment (SPA) process, on the design of its second planned Phase 3 study for the intravenous and oral dosage forms of torezolid phosphate for treatment of acute bacterial skin and skin structure infections (ABSSSI). This double-blind pivotal study will compare the efficacy and safety of once-daily administration of 200 milligrams of torezolid phosphate for six days of treatment to twice-daily administration of 600 milligrams of linezolid (Zyvox) for 10 days of treatment. All patients will be initiated on the intravenous dosage (IV) form for a minimum of one day’s treatment and will be transitioned to the oral dosage form at the discretion of the clinical investigator. As with the first on-going Phase 3 study testing the oral dosage form, the primary efficacy endpoint of the IV to oral transition study will be the cessation of infected lesion spread and absence of fever at 48 to 72 hours following initiation of treatment. Secondary endpoints will include, among other things, sustained clinical response at the end of therapy visit, and the investigator’s assessment of clinical response at all visits and clinical success at the post treatment evaluation visit. Provided non-inferiority is met, an assessment of superiority of torezolid phosphate to linezolid with respect to the primary efficacy endpoint will also be made. Trius expects to start this second pivotal study in the fourth quarter of this year.

Special Protocol Assessment

The SPA process creates a written agreement between the FDA and a sponsor concerning the clinical trial design, clinical endpoints and other clinical trial issues that can be used to support regulatory approval of a drug candidate. The process is intended to provide assurance that if the agreed upon clinical trial protocols are followed, the clinical trial endpoints are achieved and there is a favorable risk benefit profile, the data may serve as the primary basis of an efficacy claim in support of a New Drug Application (NDA).

About Trius Therapeutics

Trius Therapeutics is a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibiotics for serious, life-threatening infections. The company’s first product candidate, torezolid phosphate, is an IV and orally administered second generation oxazolidinone being developed for the treatment of serious gram-positive infections, including those caused by MRSA. In addition to the company’s torezolid phosphate clinical program, it is currently conducting two preclinical programs using its proprietary discovery platform to develop antibiotics to treat infections caused by bacteria of the gram-negative and gram-positive categories. For more information, visit www.triusrx.com.

This press release contains forward-looking statements regarding Trius’ planned activities under the second Phase 3 clinical trial for the IV and oral dosage form of torezolid phosphate. Actual results may differ materially from those in these forward-looking statements. For a further description of the risks associated with these statements, as well as other risks facing Trius, please see the risk factors described in the Company’s most recent periodic reports on Form 10-K and 10-Q filed with the United States Securities and Exchange Commission, including those factors discussed under the caption “Risk Factors” in such filings. Forward-looking statements speak only as of the date of this release, and Trius undertakes no obligation to update or revise these statements, except as may be required by law.

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Contact:

Jason Spark at Canale Communications

jason@canalecomm.com

619-849-6005

6310 Nancy Ridge Drive, Suite 101, San Diego, CA 92121	Tel: 858-452-0370
www.triusrx.com	Fax: 858-677-9975